Mail Stop 6010

June 6, 2006

Mr. Paul Tufano
Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, CA 95035

> **Re: Solectron Corporation**
> **Form 10-K for the Fiscal Year Ended August 26, 2005**
> **Form 10-Q for the Quarter Ended November 25, 2005**
> **and February 24, 2006**
> **File No. 001-11098**

Dear Mr. Tufano:

We have reviewed your filings and your response letter dated March 30, 2006 and we have the following comments. We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 26, 2005

Management's Discussion and Analysis, page 14

1.   Please refer to prior comment 5. We note from your response that you will obtain future savings from your 2005 restructuring plan in salaries and benefits, and depreciation expense that would impact cost of goods sold and SG&A expense in future periods. Please revise your future filings to include the amount of future savings from your 2005 restructuring plan and other exit activities by income statement line item and any impact on future cash flows. Refer to the guidance in SAB Topic 5-P.

Consolidated Financial Statements, page 37

Notes to Consolidated Financial Statements, page 42

Note 1. Summary of Significant Accounting Policies, page 42

-Revenue Recognition, page 44

2.   Please refer to prior comment 7. Please tell us and revise in future filings to expand your revenue recognition policy note to clarify at what point in the earnings process that you consider revenue earned related to the manufacture of your products and the services you provide to your customers.

Note 14. Restructuring, page 59

3.   Please refer to prior comment 12. You state that the fiscal year 2004 restructuring plan was expected to result in total restructuring and impairment charges of $20 million but through August 31, 2005, you had incurred approximately $24.1 million related to the plan. Revise in future filings to disclose the total amount expected to be incurred and the remaining amount to be incurred in fiscal year 2006.

Form 10-Q for the Quarter Ended November 25, 2005

4.   Please refer to prior comment 15. Your proposed language to be included in future filings does not address for the reader how you will be able to obtain a restructuring plan that was approved in April 2005 of $80-$95 million to $55-$65 million that was subsequently amended. Tell us and revise in future filings to discuss the significant changes you have made or anticipate to make in your restructuring plan that was approved in April 2005 that will result in substantial cost reductions.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Michele Gohlke
Branch Chief